Miguel J. Vega

T: +1 617 937 2319

mvega@cooley.com

October 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Courtney Lindsay and Tim Buchmiller

Re:	Proteostasis Therapeutics, Inc.
Registration Statement on Form S-4
Filed September 23, 2020
File No. 333-248993

Ladies and Gentlemen:

On behalf of Proteostasis Therapeutics, Inc. (“PTI” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 20, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Form S-4 filed on September 23, 2020

Questions and Answers About the Merger, page 1

1.

Please expand your disclosure to discuss why the company is considering disposing of the CF Assets. In this discussion, please also disclose any factors that may be considered when determining when and whether to dispose of the CF Assets.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 2 of the Amended Registration Statement.

Prospectus Summary, page 14

2.	We note that on page 15, 187, 192 and 231 that you state that “preliminary results suggest that YTX-7739 is generally safe and well tolerated.” Please revise your document to remove all

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October 28, 2020

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statements that indicate or imply that Yumanity’s product candidates are safe (or effective), including preliminary indications of safety. Statements indicating safety are premature because these determinations are assessed by applicable regulators during all phases of clinical trials and Yumanity has not secured marketing approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 188, 193 and 231 of the Amended Registration Statement.

3.

We note that on page 44 you state there is an indication that substantial doubt exists related to the ability of Yumanity to continue as a going concern. Please expand your disclosure in your Prospectus Summary to include this information.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 25 of the Amended Registration Statement.

4.

Please disclose in your Prospectus Summary that none of Yumanity’s product candidates have advanced into late-stage development or a pivotal clinical study. Please also disclose that the combined company will need substantial additional funding to continue to advance its products through clinical trials. We note your disclosures on pages 46 and 47 in this regard.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 15 of the Amended Registration Statement.

Reasons for the Merger, page 17

5.

Disclose in more detail “the risks and challenges of attempting to continue to operate Proteostasis on a stand-alone basis.” For example, discuss any financial challenges or other challenges in advancing product candidates.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 17 of the Amended Registration Statement.

Opinion of Proteostasis’ Financial Advisor, page 18

6.	Please state here, if true, that your financial advisor ascribed no value to the CF Assets in preparing its fairness opinion and that your advisor assumed that your only material asset was your cash.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 18 of the Amended Registration Statement.

Background of the Merger, page 105

7.	Expand your disclosure to discuss how the parties arrived at the key terms of the merger agreement, including the exchange ratio.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 110-112 of the Amended Registration Statement.

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8.

We note that you disclose that Yumanity’s historical operating results indicate a substantial doubt exists related to its ability to continue as a going concern. Please expand your disclosure here to discuss how the company considered Yumanity’s financial condition when evaluating the merger.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 112 of the Amended Registration Statement.

9.

Discuss in more detail the negotiations over the terms of the CVR agreement. In this discussion, disclose how the parties reached the final terms, including the declining proceeds CVR Holders receive with the passage of time.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 112 of the Amended Registration Statement.

Proteostasis Valuation Analysis, page 123

10.

In light of the CVR Agreement and the potential value that may be derived from the CF Assets, please revise to clarify why you believed it was appropriate to direct MTS to assume that your only material asset was cash, including if you considered whether any value could or should be attributed to the CF Assets for purposes of the fairness opinion. If there is some value associated with the CF Assets, please include a risk factor that discusses the risks of this assumption and the potential effects it may have had on the analysis.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 38 and 124 of the Amended Registration Statement.

Discounted Cash Flow Analysis, page 124

11.

We note the disclosure that at the direction of Proteostasis, MTS conducted sensitivity analyses in connection with the discounted cash flow analysis using regulatory probabilities of success during Phase I and during Phase II. Please clarify whether the analysis included the regulatory probability of success for Phase III and the probability of success for regulatory approval that are indicated on page 130 or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 125 of the Amended Registration Statement

Yumanity’s Pipeline, page 191

12.

Please expand your pipeline charts on pages 192 and 200 to include all clinical stages that must be completed before commercialization of Yumanity’s product candidates (i.e., add columns for phases 2 and 3).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 193 and 201 of the Amended Registration Statement

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13.

We note your disclosure in the third paragraph following the table on page 192 that, with respect to YTX-7739, Yumanity plans to initiate a Phase 2 trial in patients in 2021. Please revise your disclosure so that it reconciles to the information presented in your table which indicates Phase 2 initiation in 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Amended Registration Statement as requested.

Collaboration Agreement with Merck, page 208

14.

We note your disclosure that under the Merck Collaboration Agreement, Yumanity is eligible to receive up to $530 million upon achievement of certain milestones. Please revise your disclosure to separately disclose the amounts receivable in research, development and sales milestones. Please also revise the description of the tiered royalties Yumanity is eligible to receive to disclose a percentage range for those royalties of no more than ten percentage points, and revise to clarify when the royalty obligations would end.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 275

15.

We note that you are accounting for the transaction between Proteostasis and Yumanity as a reverse acquisition and asset acquisition under ASC 805. Please tell us how you considered the guidance in ASC 805-40-25-1 which states that for a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the term “reverse acquisition” was incorrectly used and the transaction should be referred to as a reverse merger accounted for as an asset acquisition. Accordingly, in the Amended Registration Statement, the Company has revised the discussion of the accounting for this transaction on page 275.

The Company further respectfully advises the Staff that although PTI is the legal acquiror in the transaction, Yumanity Therapeutics, Inc. (“Yumanity”) was determined to be the accounting acquiror based upon an evaluation of the factors outlined in ASC 805-10-55-10 through 805-10-55-15. Specifically, it was concluded that Yumanity was the accounting acquiror based upon the following factors: (1) stockholders of Yumanity are expected to own approximately 67.5% of the voting interests of the combined organization on a fully-diluted basis immediately following the closing of the transaction (the “Merger”); (2) the majority of the board of directors of the combined organization will be composed of directors designated by Yumanity under the terms of the Agreement and Plan of Merger and Reorganization dated August 22, 2020 by and among PTI, Yumanity and Pangolin Merger Sub, Inc. (the “Merger Agreement”); and (3) existing members of Yumanity’s executive management team will retain their executive roles for the combined organization.

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As Yumanity was determined to be the accounting acquiror, it was then considered whether PTI, the accounting acquiree, met the definition of a business as outlined in ASC 805-10-55-3A through ASC 805-10-55-5. Based upon an evaluation of this guidance (see response to Comment #16 below), it was determined that PTI did not meet the definition of a business under ASC 805-50, and thus the transaction would be accounted for as an asset acquisition.

Because (1) the legal acquiror, PTI, was determined to be the accounting acquiree, and (2) the transaction will be accounted for as an asset acquisition, the transaction was treated as a reverse merger accounted for as an asset acquisition under ASC 805-50. Therefore, the transaction does not meet the definition of a reverse acquisition under the guidance set forth in ASC 805-40-25-1

16.

Notwithstanding the above comment, please provide us a full analysis of ASU 2017-01 and ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9 in determining that Proteostasis is not a business in order to support your conclusion that the merger should be accounted for as an asset acquisition. For example, the guidance states that although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business, for example, an early stage company that has not generated revenues.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as of the closing of the Merger, Yumanity (as the accounting acquiror) is expected to acquire (i) in process research and development (“IPR&D”) (including PTI’s cystic fibrosis assets (the “CF Assets”) as well as pre-clinical IPR&D assets) valued at approximately $35 million, (ii) an operating lease right of use asset valued at approximately $14.5 million, and (iii) marketable securities valued at approximately $6 million. As stipulated by paragraph ASC 805-10-55-5, as amended by the ASU 2017-01, a practical screen must be applied to determine whether substantially all (typically interpreted to mean at least 90%) of the fair value of the gross assets acquired in a transaction is concentrated in a single asset or group of similar assets. Accordingly, it was determined that, prior to the closing of the Merger and given the fair values of the gross assets acquired, it is not expected that substantially all of the fair value of the gross assets acquired will be concentrated in a single asset or group of similar assets and therefore, the practical screen test is not met.

As the practical screen was not met, Yumanity proceeded to further evaluate the acquired IPR&D under the framework provided to determine whether the set of assets constituted a business. ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9 provide a framework to assist an entity in evaluating whether the set meets the definition of a business. Under ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows, as updated by ASU 2017-01:

a. Input. Any economic resource that creates, or has the ability to contribute to the creation of, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to contribute to the creation of outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but the intellectual capacity of an organized workforce having the necessary skills and experience following

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rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide goods or services to customers, investment income (such as dividends or interest), or other revenues.

In the context of this guidance, the following were considered:

PTI is a clinical-stage biopharmaceutical company. Since PTI’s inception in 2006, it has devoted substantially all of its resources to organizing and staffing, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development activities for its product candidates. Further, PTI does not have any products approved for commercial sale and has not generated any revenue from product sales to date. As a result, it was concluded that the IPR&D set does not have outputs as its inputs and processes to date have not resulted in any revenue from product sales and it does not currently have the ability to generate cash flows.

Under ASC 805-10-55-5D, when a set does not have outputs (for example, an early stage company that has not generated revenues), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs only if it includes employees that form an organized workforce and an input that the workforce could develop or convert into output.

The CF Assets are inputs that would require a substantive process (usually in the form of an organized workforce) to convert into outputs through further clinical development in order to obtain potential regulatory approval and ultimately, commercialization. On August 22, 2020, due to its entry into the Merger Agreement with Yumanity, the PTI board of directors committed to reducing its workforce by approximately 79% to a total of five full-time employees who will remain with PTI until the closing of the Merger to assist with its day-to-day business operations and those activities necessary to complete the proposed Merger. With the departure of several key executives and management members, PTI no longer has the internal scientific expertise or the clinical development team that would be required to perform diligence and development work on the CF Assets or any drug product candidate. Additionally, PTI does not have the in-house expertise to pursue the manufacturing and regulatory pathway towards approval of the CF Assets or any of its product candidates. PTI’s remaining team of five employees consists primarily of administrative positions that, in accordance with ASC 805-10-55-4b, are not considered processes used to create outputs. Additionally, the employees are also not expected to remain with the combined organization after the closing of the transaction. The skills and expertise required to develop and manufacture a product candidate are instrumental in the process of achieving U.S. Food and Drug Administration approval and eventual commercial sales if regulatory approval is received.

Under ASC 805-10-55-8, a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquiror intends to operate the set as a business. Given the current status of PTI’s product candidates, including the CF Assets, as discussed above, and the lack of certain expertise within the workforce that could convert the CF Assets into an output, PTI cannot be considered a business under ASC 805 as it only has limited inputs without processes in place to generate outputs.

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Following this assessment, management concluded that PTI does not meet the definition of a business and the Merger should be accounted for as an asset acquisition.

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The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (617) 937-2319, Marianne Sarrazin at (415) 693-2157 or Courtney Thorne of Cooley LLP at (617) 937-2318 with any questions or further comments.

Very truly yours,

/s/ Miguel J. Vega
Miguel J. Vega Cooley LLP

cc:	Meenu Chhabra, Proteostasis Therapeutics, Inc.
Marc A. Recht, Cooley LLP

Marianne C. Sarrazin, Cooley LLP

Courtney T. Thorne, Cooley LLP

John T. Haggerty, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP